UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.__)*

Steakholder Foods Ltd.
(Name of Issuer)

American Depositary Shares, each representing	583435102**
ten ordinary shares, no par value per share	M6S89X179***
(Title of class of securities)	(CUSIP number)

Shimon Cohen
20 Derech HaShalom
Tel Aviv, 61250 Israel
Tel: +972-50-530-6262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares.

*** This CUSIP number applies to the Ordinary Shares underlying the American Depositary Shares.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No. 583435102 / M6S89X179

1	NAME OF REPORTING PERSON: Shimon Cohen(1) I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 305,616(2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 305,616(2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 305,616(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.42%(3)
14	TYPE OF REPORTING PERSON: IN

(1)
Shimon Cohen is the sole owner, manager and shareholder of (i) S.C. Ma’agarei Enosh Ltd., (ii) Reshet Bitachon Ltd. and (iii) Ma’agarim Proyektim Ltd., each of which entities holds such number of securities of Steakholder Foods Ltd. (the “Issuer”) as detailed herein.

(2)	Represents American Depositary Shares (“ADS”) beneficially owned by the Reporting Person, whereby each ADS represents ten (10) ordinary shares, no par value (the “Ordinary Shares”) of the Issuer.

(3)
The percentage set forth in row (13) is based on 126,529,870 Ordinary Shares of the Issuer as of June 22, 2022, pursuant to the disclosure in the Issuer’s 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 1, 2022.

(Page 2 of 10 Pages)

CUSIP No. 583435102 / M6S89X179

1	NAME OF REPORTING PERSON: S.C. Ma’agarei Enosh Ltd. (1) I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2€: ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 437,245(2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 437,245(2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 437,245(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.46%(3)
14	TYPE OF REPORTING PERSON: CO

(1)	Shimon Cohen is the sole owner, manager and shareholder of S.C. Ma’agarei Enosh Ltd., and is therefore the beneficial owner of the securities of the Issuer held by S.C. Ma’agarei Enosh Ltd.

(2)	Represents ADSs beneficially owned by the Reporting Person, whereby each ADS represents ten (10) Ordinary Shares of the Issuer.

(3)
The percentage set forth in row (13) is based on 126,529,870 Ordinary Shares of the Issuer as of June 22, 2022, pursuant to the disclosure in the Issuer’s 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 1, 2022.

(Page 3 of 10 Pages)

CUSIP No. 583435102 / M6S89X179

1	NAME OF REPORTING PERSON: Reshet Bitachon Ltd. (1) I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 222,068(2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 222,068(2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 222,068(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.76%(3)
14	TYPE OF REPORTING PERSON: CO

(1)	Shimon Cohen is the sole owner, manager and shareholder of Reshet Bitachon Ltd., and is therefore the beneficial owner of the securities of the Issuer held by Reshet Bitachon Ltd.

(2)	Represents ADSs beneficially owned by the Reporting Person, whereby each ADS represents ten (10) Ordinary Shares of the Issuer.

(3)
The percentage set forth in row (13) is based on 126,529,870 Ordinary Shares of the Issuer as of June 22, 2022, pursuant to the disclosure in the Issuer’s 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 1, 2022.

(Page 4 of 10 Pages)

CUSIP No. 583435102 / M6S89X179

1	NAME OF REPORTING PERSON: Ma’agarim Proyektim Ltd. (1) I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 252,603(2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 252,603(2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 252,603(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.00%(3)
14	TYPE OF REPORTING PERSON: CO

(1)	Shimon Cohen is the sole owner, manager and shareholder of Ma’agarim Proyektim Ltd., and is therefore the beneficial owner of the securities of the Issuer held by Ma’agarim Proyektim Ltd.

(2)	Represents ADSs beneficially owned by the Reporting Person, whereby each ADS represents ten (10) Ordinary Shares of the Issuer.

(3)
The percentage set forth in row (13) is based on 126,529,870 Ordinary Shares of the Issuer as of June 22, 2022, pursuant to the disclosure in the Issuer’s 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 1, 2022.

(Page 5 of 10 Pages)

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the American Depositary Shares (“ADS”), each representing ten (10) ordinary shares, no par value (“Ordinary Shares”) of Steakholder Foods Ltd., a company organized under the laws of the State of Israel (the “Issuer”). According to the Annual Report on Form 20-F of the Issuer, filed with the Securities and Exchange Commission on March 24, 2022, the principal executive offices of the Issuer are located at 5 David Fikes St., Rehovot 7638205 Israel.

Item 2.	Identity and Background.

(a) This statement is filed by Mr. Shimon Cohen (the “Reporting Person”). The Reporting Person is the direct and beneficial owner of the securities reported herein.

(b) The business address of the Reporting Person is: 20 Derech HaShalom, Tel Aviv, 61250 Israel.

(c) The present principal business of the Reporting Person is: business management and operations.

(d)-(e) The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an Israeli citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the aggregate amount of funds used by the Reporting Person in acquiring the securities reported in this statement is the working capital of the Reporting Person.

Item 4.	Purpose of Transaction.

The securities reported herein were acquired solely for investment purposes with the aim of increasing the value of the investment and the Issuer. Other than as described above, the Reporting Person does not have any plans or proposals which would result in any of the following:

a.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

f.	Any other material change in the Issuer’s business or corporate structure;

g.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

h.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

j.	Any action similar to any of those enumerated above.

(Page 6 of 10 Pages)

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Person is the direct beneficial owner of 1,217,532 ADSs (the “Aggregate Total”) or approximately 9.62% of the outstanding share capital of the Issuer, based on 126,529,870 Ordinary Shares of the Issuer as of June 22, 2022, pursuant to the disclosure in the Issuer’s 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 1, 2022. The Aggregate Total consists of the following:

i.	305,616 ADSs held by Mr. Cohen in his individual capacity;

ii.	437,245 ADSs held indirectly by Mr. Cohen through S.C. Ma’agarei Enosh Ltd., an entity of which Mr. Cohen is the sole owner, manager and shareholder;

iii.	222,068 ADSs held indirectly by Mr. Cohen through Reshet Bitachon Ltd., an entity of which Mr. Cohen is the sole owner, manager and shareholder; and

iv.	252,603 ADSs held indirectly by Mr. Cohen through Ma’agarim Proyektim Ltd., an entity of which Mr. Cohen is the sole owner, manager and shareholder.

(c) Other than securities stated in this report, the Reporting Person has not effected any transaction in the ADSs during the past 60 days.

(d) Not applicable.

(e) Not applicable.

(Page 7 of 10 Pages)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no present contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

See Exhibit A.

(Page 8 of 10 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

SHIMON COHEN By: /s/ Shimon Cohen —————————————— Shimon Cohen September 22, 2022

(Page 9 of 10 Pages)

Transactions in the ADSs of the Issuer During the Last 60 Days

The following table sets forth all transactions in the American Depository Shares (ADSs) effected in the past sixty days by the Reporting Person. Except as otherwise noted, all such transactions were affected in the open market through brokers and the price per ADS is net of commissions.

Trade Date (Entity Acquiring ADSs)	ADSs Purchased	Price Per ADS
September 12, 2022	1,700	$3.60
September 13, 2022	2,000	$3.60
September 14, 2022	5,300	$3.40
September 16, 2022	5,300	$3.60

Total	14,300

(Page 10 of 10 Pages)